Exhibit 99.1

ASX ANNOUNCEMENT

May 6, 2013

Genetic Technologies Executes Settlement Agreement

with Laboratory Corporation of America Holdings

In compliance with ASX Continuous Disclosure Rules, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report it has now reached an agreement arising under a License Agreement originally granted to Genzyme Corporation (“Genzyme”), back in September, 2004.

Under that original Agreement, GTG was to be paid consideration, partly in cash and partly in-kind - which was not fully received by GTG at that time.  This then resulted in an arbitration initiated by GTG against Genzyme.  Subsequently, the Agreement with Genzyme was transferred by Genzyme to Laboratory Corporation of America Holdings (“LabCorp”) of Burlington, North Carolina, USA, and recently, GTG and LabCorp representatives met in New York under the supervision of an independent mediator, and a complete settlement of the matter arising from that 2004 License Agreement has now been achieved.

As is typical under such circumstances, the precise commercial terms of this Settlement Agreement with LabCorp are covered by formal confidentiality provisions and cannot be disclosed.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson

VP, Global Licensing and Intellectual Property

Genetic Technologies Limited

Phone: +61 419 657 915

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040